Exhibit 99.1

Uxin Reports Unaudited Third Quarter of Fiscal Year 2021 Financial Results

April 28, 2021

BEIJING, April 28, 2021 (GLOBE NEWSWIRE) — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading nationwide online used car dealer in China, today announced its unaudited financial results for the quarter ended December 31, 2020.

Highlights for the Quarter Ended December 31, 2020

•                  The Company has completed the transformation to inventory-owning model during the three months ended December 31, 2020, with 99% of the transaction volume sold from the Company’s own inventory.

•                  The Company started to build its first inspection and reconditioning center (IRC) in Xi’an.

•                  2C transaction volume (completed with the use of online sales) was 2,307 units for the three months ended December 31, 2020, compared with 2,653 units last quarter and 28,302 units (completed with the use of offline sales) in the same period last year.

•                  Total revenues were RMB322.9 million (US$49.5 million) for the three months ended December 31, 2020, compared with RMB76.4 million last quarter and RMB466.4 million in the same period last year. Due to the Company’s transformation to the inventory-owning model, the revenue in this quarter was recognized on a gross basis.

•                  Gross margin was 2.9% for the three months ended December 31, 2020, compared with negative 22.4% last quarter and 59.2% in the same period last year. Due to the transformation to inventory-owning model, revenue recognition and classification of costs and expenses are significantly changed compared to the same period last year. With the transformation completed, gross margin is expected to rise in the coming quarters.

•                  Non-GAAP adjusted loss from continuing operations was RMB162.5 million (US$24.9million) for the three months ended December 31, 2020, compared with RMB178.3 million last quarter and RMB576.5 million in the same period last year.

•                  Net loss was RMB172.9 million (US$26.5 million) for the three months ended December 31, 2020, compared with RMB258.9 million last quarter and RMB966.7 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We are pleased to report that we have completed our strategic transformation into an inventory-owning model in the quarter ended December 31, 2020. This successful transition reflects our commitment and ongoing efforts to better serve our customers with our online products and services. Operating as a nationwide online used car dealer with our own inventory, we now have much stronger control and management over the entire service and supply chain from the selection and quality of our used car inventory, to online car consulting for buyers and customer service and our own delivery and aftersales services nationwide. To strengthen our ability to provide used cars of high quality and value-for-money, we are building our own inspection and reconditioning centers, or IRCs, where we can refurbish selected inventory to a like-new condition. Our first IRC in Xi’an has been in operation since March 2021.”

“With these ongoing improvements to our product and service offerings, we have been closely monitoring our net promoter score, or NPS. We have seen our NPS increase to 42 during the reported quarter, up from 30 in the quarter ended September 30, 2020 and only 10 in the quarter ended June 30, 2020. The significant improvement in NPS represents the recognition by our customers of our value proposition that we are providing even higher quality, value-for-money used cars and best-in-class online car purchasing services. It also gives us greater confidence that we are heading in the right direction with our online business.”

“China’s used car market has huge growth potential and the Chinese government continues to introduce preferential policies for the industry. The value-added tax on used car sales has been cut to 0.5% from 2% in May 2020. The General Office of the State Council has recently required all regions to remove restrictions on cross-regional transactions and title transfers of used cars. The government has also published its blueprint for the digital documentation of used cars. Registration and other documentation will be completely digitized for online transmission and recognition. This will simplify the documentation process, reduce title transfer costs, and increase efficiency of cross-regional used car transactions. Digital documents will begin testing in designated regions this June, expand to major cities in September, and be adopted nationwide in the first half of next year. As a leading online used car dealer in China, Uxin believes these policies will create a more efficient and sustainable environment for the used car business in the long run. We will closely monitor government policies, improve vehicle quality and develop services to a higher level to contribute to the transformation of China’s used car industry.”

“Last week, we entered into a strategic partnership with JD.com to launch our self-operated online store for used car transactions through JD’s platform. The collaboration will provide consumers with one-stop online used car purchase solutions including used car inspection, purchasing, insurance, and aftersales services, and includes plans for joint development of data management, technology, inspection standards, and integrated supply chains in the used car business. We are committed to using big data and internet technologies to empower the used car industry, in order to raise industry standards and the level of services. We believe the cooperation with JD.com will offer our customers a higher quality and more reliable used car purchasing experience than exists in the market at present.”

Mr. Dai added, “We are encouraged by the recognition of our success by two well established Asian funds, with which we have entered into a binding term sheet for a potential investment of up to US$300 million. These investors have expressed strong belief in the potential of China’s used car market. They have acknowledged Uxin’s leading market position, strong branding, and the capacity to provide high quality cars and services to the customers. We are glad that they also share the same respect for Uxin’s business model, growth strategy and execution plans. The financing is proceeding as expected. We will work closely with these investors to transform China’s used car industry and create long-term value for our customers.”

Mr. Feng Lin, Chief Financial Officer of Uxin, said, “Since we shifted to an inventory-owning model, our revenue recognition and structure of costs and expenses are more in line with industry peers. We believe that this will facilitate the understanding of our business and financials. Uxin settled the majority of its remaining guarantee liabilities in July 2020. From this quarter, the impact of the discontinued loan facilitation business on operating expenses has been minimized, so our financial performance will better reflect our core business. During the quarter ended December 31, 2020, we improved overall operational efficiency through strict cost management aimed at growing the business at the most efficient cost level. We believe our ongoing cost saving efforts will be productive in the coming quarters.”

Financial Results for the Quarter Ended December 31, 2020
Total revenues were RMB322.9 million (US$49.5 million) for the three months ended December 31, 2020, compared with RMB466.4 million in the same period last year. The decrease was primarily due to decreases in 2C transaction volume and GMV1 as a result of the Company’s business model transformation and was partially offset by the revenue recognized on a gross basis as a result of the Company’s selling of its own used car inventory. As Uxin has transformed its entire used car transaction process by migrating every step of the sales process online and building its own inventory of used cars, the Company continues to gradually rebuild its customer base by selling its own inventory with the use of online sales staff as opposed to an offline sales team.

2C revenue was RMB303.1 million (US$46.5 million) for the three months ended December 31, 2020, compared with RMB387.8 million in the same period last year. For the three months ended December 31, 2020, 2C used car transaction volume completed by online sales was 2,307 units, the majority of which were sold from the Company’s own inventory and therefore the corresponding revenue of which was recognized on a gross basis. In comparison, 2C used car transaction volume completed by offline sales was 28,302 units in the same period last year when its corresponding revenue was recognized on a net basis as the Company did not own any of the inventory.

•                  Vehicle sales revenue was RMB302.8 million (US$46.4 million) for the three months ended December 31, 2020, compared with nil in the same period last year. Vehicle sales revenue is recognized on a gross basis when the Company sells its own inventory. Uxin shifted to an inventory-owning model in September 2020 as disclosed in the earnings release of the first quarter of fiscal year 2021.

•                  Commission revenue was RMB0.1 million (US$21 thousand) for the three months ended December 31, 2020, compared with RMB207.5 million in the same period last year. Value-added service revenue was RMB0.1 million (US$22 thousand) for the three months ended December 31, 2020, compared with RMB180.4 million in the same period last year. The decreases were primarily due to decreases in transaction volume and GMV, as well as the adoption of the inventory-owning model under which the Company ceased recognizing commission revenue and began to recognize vehicle sales revenue instead.

Other revenue2 was RMB19.8 million (US$3.0 million) for the three months ended December 31, 2020, compared with RMB78.6 million in the same period last year. The decrease was mainly due to the divestiture of the Company’s salvage car related business in January 2020.

Cost of revenues was RMB313.4 million (US$48.0 million) for the three months ended December 31, 2020, representing an increase of 64.6% from RMB190.3 million in the same period last year. Due to the adoption of the inventory-owning model, the components of the Company’s cost of revenues were significantly different between the three months ended December 31, 2020 and the same period last year. As a result, the increase was primarily due to an increase in vehicle acquisition costs relating to the Company’s building of its own inventory since September 2020.

Gross margin was 2.9% for the three months ended December 31, 2020, compared with 59.2% in the same period last year. Due to the adoption of the inventory-owning model, revenue recognition and the components of the Company’s cost of revenues are significantly different between the three months ended December 31, 2020 and the same period last year, which led to different margin profiles.

Total operating expenses were RMB188.3 million (US$28.9 million) for the three months ended December 31, 2020. Total operating expenses excluding the impact of share-based compensation were RMB186.5 million.

•                  Sales and marketing expenses decreased by 57.0% year-over-year to RMB109.7 million (US$16.8 million) for the three months ended December 31, 2020. Due to the adoption of the inventory-owning model, most salaries and benefits for employees engaged in car sourcing, inspection, and aftersales services, as well as costs relating to outbound logistics, are now classified as sales and marketing expenses whereas before such costs were classified as cost of revenues. The decrease was mainly due to a decrease in salaries and benefits expenses as a result of headcount reduction as well as a decrease in traffic acquisition cost; and was partially offset by an increase in relevant salaries and benefits as well as an increase in costs related to outbound logistics as a result of the aforementioned changes in classification due to the Company’s business model change. Sales and marketing expenses excluding the impact of share-based compensation were RMB109.7 million.

•                  General and administrative expenses decreased by 43.6% year-over-year to RMB70.3 million (US$10.8 million) for the three months ended December 31, 2020. The decrease was mainly due to decreases in rent expenses and professional fees as well as a decrease in salaries and benefits expenses as a result of headcount reduction. General and administrative expenses excluding the impact of share-based compensation were RMB68.4 million.

•                  Research and development expenses decreased by 56.1% year-over-year to RMB17.9 million (US$2.7 million) for the three months ended December 31, 2020. The decrease was primarily due to a decrease in salaries and benefits expenses as a result of headcount reduction as well as a decrease in IT infrastructure services-related expenses. Share-based compensation expenses associated with research and development expenses were nil during the quarter.

•                  Loss from guarantee liabilities was nil for the three months ended December 31, 2020. The Company incurred guarantee liabilities associated with the remaining guarantee obligations from its historically facilitated loans that were not transferred to Golden Pacer. The Company adopted Accounting Standards Update (ASU) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” on January 1, 2020 under a modified retrospective method. Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under the greater of the amount determined based on ASC 460 and the amount determined under ASC 450 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASC 326, expected credit losses of contingent guarantee liabilities shall be accounted for in addition to and separately from the stand ready guarantee liabilities accounted for under ASC 460, and the provision for contingent guarantee liabilities is currently recorded within “provision for credit losses”; and the gain released from the stand ready guarantee liabilities accounted for under ASC 460 is currently recorded within “other operating income”.

•                  Provision for credit losses, net resulted in a reversal of RMB9.5 million (US$1.5 million) for the three months ended December 31, 2020 due to provision reversals of both accounts receivable and guarantee liabilities.

Non-GAAP adjusted loss from continuing operations which excludes the impact of share-based compensation was RMB162.5 million (US$24.9 million) for the three months ended December 31, 2020, compared with RMB576.5 million in the same period last year.

Net loss was RMB172.9 million (US$26.5 million) for the three months ended December 31, 2020, compared with RMB966.7 million in the same period last year.

As of December 31, 2020, the Company had cash and cash equivalents of RMB287.7 million (US$44.1 million).

Liquidity

The COVID-19 pandemic has caused a general slowdown in economic activity, and the weakened consumer confidence and spending power resulted in a relatively slow recovery in transaction volumes. These factors have materially and adversely affected the Company’s business, results of operations, financial condition and cash flows. Although China’s economy gradually recovered during the second half of 2020 and the used car market has been slowly picking up since April 2020 as the industry’s infrastructure and supply chain started to resume operations, the COVID-19 pandemic is still evolving and its impact may continue to create significant challenges and uncertainties.

In response to the current economic situation, the Company has acted to improve its liquidity and cash position. In July 2020, the Company entered into a modified supplemental agreement with a financing partner to settle its remaining guarantee liabilities associated with historically facilitated loans. Under the modified supplemental agreement, the Company is able to settle its obligations by making installment payments through 2025, which will reduce the Company’s cash outflow commitments over the next few years. The Company also entered into agreements with one of its convertible note holders in July 2020 to convert the notes into the Company’s Class A ordinary shares, and thereby eliminated the obligation to repay the notes. In addition, the Company entered into definitive agreements in October 2020 with two investors to issue and sell in an aggregate of 84,692,839 Class A ordinary shares for an aggregate consideration of US$25,000,000 which was received pursuant to the agreements.

On March 31,2021, the Company entered into a binding term sheet with two established Asian funds, pursuant to which the potential investors have agreed to negotiate and potentially enter into definitive agreements with the Company for the subscription of senior convertible preferred shares. The potential transaction has an aggregate investment amount of up to US$300 million.

The Company has improved its cash outflows by bringing down overall costs and expenses through the upgrade of its transaction process, the migration of every sales step online, and streamlined business operations. Additionally, the Company continues to negotiate with alternative financing partners to provide a broader range of financing solutions for the Company’s customers when buying a car.

However, the continuing impact of the COVID-19 pandemic continues to create significant challenges and uncertainties which could continue to negatively impact the demand for used cars. Also, the Company’s business plan includes several significant assumptions. These assumptions include the increasing demand for used cars over the next twelve months, the ability to successfully negotiate with financing partners and the successful closing of the financing pursuant to the binding term sheet. These significant assumptions are highly judgmental and are subject to uncertainties. These conditions and uncertainties cast substantial doubt on the Company’s ability to pay obligations as they become due over the next twelve months, which would impact the Company’s ability to continue as a going concern. With the COVID-19 pandemic evolving continuously, if the Company is successful in the aforementioned business plan and the closing of the financing pursuant to the binding term sheet, management believes that the Company will have sufficient liquidity for at least the next twelve months of operations.

Recent Update
On March 31, 2021, the Company entered into a binding term sheet with two established Asian funds. Pursuant to the binding term sheet, the potential investors have agreed to negotiate and potentially enter into definitive agreements with the Company for the subscription of senior convertible preferred shares. The potential transaction has an aggregate investment amount of up to US$300 million. The completion of the potential transaction is subject to the parties’ execution of definitive agreements and customary closing conditions to be stipulated therein.

Business Outlook
The quarter ended March 31, 2021 is the traditional off-season in the Chinese used-car market due to the Spring Festival holiday. With the adoption of the inventory-owning model, Uxin expects its total revenues to be in the range of RMB190 million to RMB200 million for the three months ended March 31, 2021. With continued focus on cost and expense management, gross margin is expected to increase to around 5% and Non-GAAP adjusted loss from continuing operations is expected to be less than RMB110 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call
The Company’s management will host an earnings conference call at 8:00 AM on April 28, 2021 U.S. Eastern Time (8:00 PM on April 28, 2021 Beijing/Hong Kong time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference Call Preregistration
Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8562512. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call until May 5, 2021. The dial-in details for the replay are as follows:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	8562512

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin
Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Use of Non-GAAP Financial Measures
In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from continuing operations, adjusted net (loss)/income from continuing operations and adjusted net (loss)/earnings from continuing operations per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from continuing operations excluding share-based compensation. The Company defines adjusted net (loss)/income from continuing operations as net (loss)/income from continuing operations excluding share-based compensation. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net (loss)/income from continuing operations enables management to assess the Company’s operating results without considering the impact of share-based compensation, which is non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance as this measure excludes certain expenses that are not expected to result in cash payments.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net (loss)/income from continuing operations is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information
This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5250 to US$1.00, representing the index rate as of December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: impact of the COVID-19 pandemic, Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:
Investor Relations
Uxin Limited
Tel: +86 10 5691-6765
Email: ir@xin.com

Eric Yuan
Christensen
Tel: +86 10 5900-1548
Email: uxin@christensenir.com

1 GMV is gross merchandise value as measured by gross selling price of used cars, excluding service fees charged.
2 Other revenue mainly consists of rebates collected from the Company’s financing and insurance partners as well as revenue streams from advertising and the selling of sales leads in relation to consumers who want to sell their existing cars.

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Revenues
To consumers (“2C”)
- Vehicle sales revenue	—	302,826	46,410	—	338,934	51,944
- Commission revenue	207,452	136	21	562,522	41,939	6,427
- Value-added service revenue	180,352	146	22	500,571	35,248	5,402
Others	78,561	19,756	3,028	189,147	45,336	6,948
Total revenues	466,365	322,864	49,481	1,252,240	461,457	70,721

Cost of revenues	(190,336)	(313,362)	(48,025)	(532,920)	(486,758)	(74,599)
Gross profit/(loss)™	276,029	9,502	1,456	719,320	(25,301)	(3,878)

Operating expenses
Sales and marketing	(255,010)	(109,676)	(16,809)	(839,324)	(300,952)	(46,123)
General and administrative	(124,505)	(70,265)	(10,769)	(315,070)	(213,014)	(32,646)
Research and development	(40,802)	(17,917)	(2,746)	(107,372)	(59,790)	(9,163)
Loss from guarantee liabilities	(169,881)	—	—	(185,197)	—	—
Provision for credit losses, net	(271,372)	9,522	1,459	(271,372)	(84,534)	(12,955)
Total operating expenses	(861,570)	(188,336)	(28,865)	(1,718,335)	(658,290)	(100,887)

Other operating income (i)	10	14,531	2,227	1,925	228,327	34,993

Loss from continuing operations	(585,531)	(164,303)	(25,182)	(997,090)	(455,264)	(69,772)

Interest income	1,803	637	98	12,968	44,477	6,816
Interest expenses	(29,858)	(22,107)	(3,388)	(86,094)	(74,992)	(11,493)
Other income	30,389	9,549	1,463	46,002	14,548	2,230
Other expenses	(9,935)	(1,622)	(249)	(31,818)	(7,387)	(1,132)
Foreign exchange gains/(losses)	8	(191)	(29)	5,026	(117)	(18)
Gain from disposal of investment	—	—	—	28,257	—	—
Inducement charge (ii)	—	—	—	—	(121,056)	(18,553)
Impairment of long-term investment	—	—	—	(37,775)	—	—
Loss from continuing operations before income tax expense	(593,124)	(178,037)	(27,287)	(1,060,524)	(599,791)	(91,922)
Income tax (expense)/credit	(2,038)	(1)	—	4,110	(33)	(5)
Equity in income of affiliates	6,126	5,181	794	24,275	15,663	2,400
Net loss from continuing operations, net of tax	(589,036)	(172,857)	(26,493)	(1,032,139)	(584,161)	(89,527)
Less: net loss attributable to non-controlling interests shareholders	(329)	—	—	(1,007)	(7)	(1)
Net loss from continuing operations, attributable to UXIN LIMITED	(588,707)	(172,857)	(26,493)	(1,031,132)	(584,154)	(89,526)

Discontinued operations
Net (loss)/income from discontinued operations before income tax (including a net disposal gain of RMB721,211 for the nine months ended December 31, 2020)	(387,522)	—	—	(682,435)	295,744	45,325
Income tax expense	9,830	—	—	9,430	—	—
Net (loss)/income from discontinued operations	(377,692)	—	—	(673,005)	295,744	45,325
Net (loss)/income from discontinued operations attributable to UXIN LIMITED	(377,692)	—	—	(673,005)	295,744	45,325

Net loss	(966,728)	(172,857)	(26,493)	(1,705,144)	(288,417)	(44,202)
Less: net loss attributable to non-controlling interests shareholders	(329)	—	—	(1,007)	(7)	(1)
Net loss attributable to UXIN LIMITED	(966,399)	(172,857)	(26,493)	(1,704,137)	(288,410)	(44,201)

Net loss attributable to ordinary shareholders	(966,399)	(172,857)	(26,493)	(1,704,137)	(288,410)	(44,201)

Net loss	(966,728)	(172,857)	(26,493)	(1,705,144)	(288,417)	(44,202)
Foreign currency translation	21,237	56,462	8,653	(24,003)	121,244	18,581

Total comprehensive loss	(945,491)	(116,395)	(17,840)	(1,729,147)	(167,173)	(25,621)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(435)	—	—	(1,113)	(7)	(1)
Total comprehensive loss attributable to UXIN LIMITED	(945,056)	(116,395)	(17,840)	(1,728,034)	(167,166)	(25,620)

Net loss attributable to ordinary shareholders	(966,399)	(172,857)	(26,493)	(1,704,137)	(288,410)	(44,201)
Weighted average shares outstanding — basic	888,454,361	1,109,844,781	1,109,844,781	888,324,665	1,066,282,251	1,066,282,251
Weighted average shares outstanding — diluted	888,454,361	1,109,844,781	1,109,844,781	888,324,665	1,294,189,745	1,294,189,745

(Loss)/earnings per share for ordinary shareholders, basic
Continuing operations	(0.66)	(0.16)	(0.02)	(1.16)	(0.55)	(0.08)
Discontinued operations	(0.43)	—	—	(0.76)	0.28	0.04

(Loss)/earnings per share for ordinary shareholders, diluted
Continuing operations	(0.66)	(0.16)	(0.02)	(1.16)	(0.55)	(0.08)
Discontinued operations	(0.43)	—	—	(0.76)	0.23	0.04

(i) We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”) effective January 1, 2020 using the modified retrospective method. Before the adoption of ASU 2016-13, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded as “gain or loss from guarantee liabilities”. After the adoption of ASU 2016-13, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded within “other operating income” and the relevant credit losses of guarantee liabilities are recorded within “provision for credit losses”. As a result of the aforementioned July Agreement we entered into with WeBank, all guarantee liabilities associated with the historically-facilitated loans for WeBank accounted for under ASC 460 were released and therefore a released gain of RMB168.6 million was recorded on August 8, 2020. (ii) On July 23, 2020, we entered into agreements with PacificBridge to amend the terms of the convertible notes in an aggregate principal amount of US$50 million that we issued to PacificBridge between July and November 2019. We recorded an inducement charge of RMB121.1 million due to the amended conversion price at which PacificBridge converted all the convertible notes into 136,279,973 Class A ordinary shares.

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of March 31,	As of December 31,
	2020	2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	342,504	287,742	44,098
Restricted cash	454,931	45,652	6,996
Accounts receivable, net	6,397	9,720	1,490
Amounts due from related parties, net of provision for credit losses of nil and RMB259 as of March 31, 2020, and December 31, 2020, respectively (i)	28,070	151,061	23,151
Loan recognized as a result of payment under the guarantee, net of provision for credit losses of RMB2,190,575 and RMB1,796,432 as of March 31, 2020, and December 31, 2020, respectively	404,174	231,042	35,409
Advance to sellers, net	132,526	4,066	623
Other receivables, net of provision for credit losses of RMB51,666 and RMB21,049 as of March 31, 2020 and December 31, 2020, respectively	287,753	104,983	16,089
Inventory	10,314	55,500	8,506
Prepaid expenses and other current assets	137,148	141,816	21,734
Financial lease receivables, net of provision for credit losses of RMB27,250 and RMB27,117 as of March 31, 2020, and December 31, 2020, respectively	15,048	—	—
Net assets transferred (ii)	420,000	—	—
Total current assets	2,238,865	1,031,582	158,096

Non-current assets
Property, equipment and software, net	87,558	43,926	6,732
Intangible assets, net	139	38	6
Goodwill	9,541	—	—
Long term investments	276,762	288,434	44,204
Other non-current assets (iii)	—	39,000	5,977
Right-of-use assets, net (iv)	34,466	52,367	8,026
Total non-current assets	408,466	423,765	64,945

Total assets	2,647,331	1,455,347	223,041

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings and current portion of long-term borrowings	119,069	52,053	7,977
Accounts payable	132,357	113,406	17,380
Guarantee liabilities	910,949	4,980	763
Deposit of interests from consumers and payable to financing partners	25,968	5	1
Advance from buyers collected on behalf of sellers	110,493	1,072	164
Other payables and accruals	1,175,914	868,419	133,091
Deferred revenue	50,348	40,118	6,148
Convertible notes, current (v)	375,449	—	—
Amounts due to related parties (vi)	—	69,434	10,641
Operating lease liabilities, current	32,842	12,526	1,920
Consideration payment to WeBank, current (vii)	—	70,469	10,800
Liabilities held for sale (viii)	143,009	—	—
Total current liabilities	3,076,398	1,232,482	188,885

Non-current liabilities
Long-term borrowings	234,585	233,000	35,709
Convertible bonds, non-current	1,679,130	1,588,766	243,489
Operating lease liabilities, non-current (iv)	1,865	41,745	6,398
Consideration payment to WeBank, non-current (vii)	—	211,628	32,433
Total non-current liabilities	1,915,580	2,075,139	318,029

Total liabilities	4,991,978	3,307,621	506,914

Shareholders’ deficit
Ordinary shares	581	733	112
Additional paid-in capital	13,036,989	13,696,383	2,099,063
Accumulated other comprehensive income	106,764	228,008	34,944
Accumulated deficit	(15,488,827)	(15,777,237)	(2,417,967)
Total Uxin’s shareholders’ deficit	(2,344,493)	(1,852,113)	(283,848)
Non-controlling interests	(154)	(161)	(25)
Total shareholders’ deficit	(2,344,647)	(1,852,274)	(283,873)

Total liabilities and shareholders’ deficit	2,647,331	1,455,347	223,041

(i) Amounts due from related parties mainly represented the consideration receivables from 58.com due to the divestiture of B2B online used car auction business in April 2020. (ii) Pursuant to the supplemental agreements we entered into with Golden Pacer to divest our loan facilitation related business in April 2020, net assets transferred referred to the pre-transferred net assets of XW Bank as of March 31, 2020. The transaction was completed in April 2020. (iii) Other non-current assets represented our prepayment for financial solution advisory services. We entered into a long-term strategic cooperation agreement with Golden Pacer separately in April 2020, and an aggregate amount of RMB60.0 million as prepayment was made in exchange for a 5-year financial solution advisory services from Golden Pacer. (iv) It mainly represented a 5-year lease agreement for our headquarters office building in Beijing signed in late April 2020. (v) All short-term convertible notes were converted into 136,279,973 Class A ordinary shares on July 23, 2020. (vi) Amounts due to related parties mainly represented the advertising and marketing expenses payable to 58.com. (vii) On July 23, 2020, we entered into a supplemental agreement with WeBank to settle the our remaining guarantee liabilities associated with the historically-facilitated loans for WeBank. Pursuant to the agreement, we will pay an aggregate amount of RMB372 million to WeBank from 2020 to 2025 as guarantee settlement with a maximum annual settlement amount of no more than RMB84 million. Upon the signing of the supplemental agreement, we are no longer subject to guarantee obligations in relation to our historically-facilitated loans for WeBank under the condition that we make the instalments based on the agreed-upon schedule set forth in the supplemental agreement. (viii) Liabilities held for sales were related to the divestiture of our B2B online used car auction business. The divestiture was completed in April 2020.

* Share-based compensation charges from continuing operations included are as follows:

	For the three months ended December 31,			For the nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	—	—	—	—	2,149	329
Sales and marketing	—	(10)	(2)	—	5,036	772
General and administrative	8,419	1,826	280	35,223	(23,608)	(3,618)
Research and development	604	—	—	(326)	(2,091)	(320)

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP from Continuing Operation Results

(In thousands except for number of shares and per share data)

	For the three months ended December 31,			For the nine months ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Loss from continuing operations	(585,531)	(164,303)	(25,182)	(997,090)	(455,264)	(69,772)
Add: Share-based compensation expenses	9,023	1,816	278	34,897	(18,514)	(2,837)
- Cost of revenues	—	—	—	—	2,149	329
- Sales and marketing	—	(10)	(2)	—	5,036	772
- General and administrative	8,419	1,826	280	35,223	(23,608)	(3,618)
- Research and development	604	—	—	(326)	(2,091)	(320)

Non-GAAP adjusted loss from continuing operations	(576,508)	(162,487)	(24,904)	(962,193)	(473,778)	(72,609)

	For the three months ended December 31,			For the nine months ended December 31,
	2019	2020		2019	2020

Net loss from continuing operations	(589,036)	(172,857)	(26,493)	(1,032,139)	(584,161)	(89,527)

Add: Share-based compensation expenses	9,023	1,816	278	34,897	(18,514)	(2,837)
- Cost of revenues	—	—	—	—	2,149	329
- Sales and marketing	—	(10)	(2)	—	5,036	772
- General and administrative	8,419	1,826	280	35,223	(23,608)	(3,618)
- Research and development	604	—	—	(326)	(2,091)	(320)

Non-GAAP adjusted net loss from continuing operations	(580,013)	(171,041)	(26,215)	(997,242)	(602,675)	(92,364)

Non-GAAP adjusted net loss from continuing operations per share — basic	(0.65)	(0.15)	(0.02)	(1.12)	(0.57)	(0.09)
Non-GAAP adjusted net loss from continuing operations per share — diluted	(0.65)	(0.15)	(0.02)	(1.12)	(0.57)	(0.09)
Weighted average shares outstanding — basic	888,454,361	1,109,844,781	1,109,844,781	888,324,665	1,066,282,251	1,066,282,251
Weighted average shares outstanding — diluted	888,454,361	1,109,844,781	1,109,844,781	888,324,665	1,294,189,745	1,294,189,745

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.5250 as of December 31, 2020 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.